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December 8, 2022

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Yong Kim
Gus Rodriguez
Michael Purcell
Loan Lauren Nguyen

Re:	Jayud Global Logistics Limited Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 17, 2022 with CIK No. 0001938186

Ladies and Gentleman:

On behalf of our client, Jayud Global Logistics Limited, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 2, 2022 on the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 previously submitted on November 17, 2022 (the “Second Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its draft registration statement on Form F-1 (the “Third Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

The Company respectfully advises the Staff that, along with the inclusion of the Staff’s comments, the Third Revised Draft Registration Statement has been updated to include the unaudited condensed consolidated financial statements for the six months ended June 30, 2022.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Third Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	Please enhance the disclosure in the third paragraph of the cover page by disclosing that you have a dual-class structure.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on the cover page in accordance with the Staff’s instructions.

2.	Please clarify the disclosure in the fourth paragraph by disclosing that your chief executive offer will own all Class B ordinary shares.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on the cover page in accordance with the Staff’s instructions.

Risk Factors, page 18

3.

We note your disclosure that you have adopted a dual-class structure in which Class B ordinary shares are entitled to 10 votes on all matters subject to a vote at general meetings of the Company, and each share is convertible into one Class A ordinary share at any time at the option of the holder. Please revise your disclosure to include a risk factor that details the risks involved with the Class B Ordinary shares, including, but not limited to; how future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders, and how the conversion of Class B shares may impact Class A shareholders. In addition, revise to discuss the impact the dual-class structure will have on the ability of Class B holders to control matters requiring shareholder approval, including election of directors and amendments to organizational documents, as well as approval of major corporate transactions.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page 58 in accordance with the Staff’s instructions. The Company respectfully advises the Staff that the Company has also revised the disclosure on the cover page and page 15 accordingly.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Xiaogang Geng, Chief Executive Officer, Jayud Global Logistics Limited Lin Bao, Chief Financial Officer, Jayud Global Logistics Limited Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP

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